Securities Act Registration No. 333-204808

Investment Company Act Registration No. 811-23066

As filed with the Securities and Exchange Commission on April 25, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 257

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

☒	Amendment No. 260

(Check appropriate box or boxes.)

Northern Lights Fund Trust IV

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (631) 490-4300

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser Thompson Hine LLP 41 South High Street, Suite 1700 Columbus, Ohio 43215 (614) 469-3265 (phone) (614) 469-3361 (fax)	Jennifer Farrell Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, Ohio 45246 (631) 490-4300 (phone) (631) 813-2884 (fax)

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Prospectus and Statement of Additional Information, each in the form filed on April 18, 2021, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (File No. 333-204808), are incorporated herein by reference.

This amendment is being filed in order to file the following Exhibits to the Registration Statement:

Exhibit No. 28(d)(17): Management Agreement between First Manhattan Co. and the Registrant with respect to FMC Excelsior Focus Equity ETF.

Exhibit No. 28(d)(18): Sub-Advisory Agreement between First Manhattan Co. and Vident Investment Advisory, LLC with respect to FMC Excelsior Focus Equity ETF.

Exhibit No. 28(p)(17): Code of Ethics of First Manhattan with respect to FMC Excelsior Focus Equity ETF.

PART C

OTHER INFORMATION

Item 28. Financial Statements and Exhibits

Each of the Exhibits incorporated by reference below are found in File Nos. 811-23066, 333-204808.

(a)	Articles of Incorporation
(1)	Registrant's Trust Instrument was previously filed as an exhibit to the Registrant’s Registration Statement on July 30, 2019 with Post-Effective Amendment No. 148 and is incorporated by reference.
(1)(a)	Amended Agreement and Declaration of Trust was previously filed as an exhibit to the Registrant’s Registration Statement on March 24, 2020 with Post-Effective Amendment No. 163 and is incorporated by reference.
(2)	Certificate of Trust was previously filed as an exhibit to the Registrant’s Registration Statement on June 8, 2015 and is incorporated by reference.
(b)	By-Laws. Registrant's By-Laws was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(b)(1)	Revised By-Laws were previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(c)	Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.
(d)	Investment Advisory Contracts
(d)(1)	Management Agreement between Anchor Capital Management Group, Inc. and the Registrant with respect to Anchor Risk Managed Credit Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(d)(2)	Management Agreement between Main Management Fund Advisors, LLC and the Registrant, with respect to the Main BuyWrite Fund was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2015 in Post-Effective Amendment No. 3 and is incorporated by reference.
(d)(3)	Management Agreement between Moerus Capital Management LLC and the Registrant, with respect to the Moerus Worldwide Value Fund was previously filed as an exhibit to the Registrant’s Registration Statement on May 20, 2016 with Post-Effective Amendment No. 10 and is incorporated by reference.
(d)(4)	Management Agreement between LGM Capital Management, LLC and the Registrant, with respect to the LGM Risk Managed Total Return Fund was previously filed as an exhibit to the Registrant’s Registration Statement on October 9, 2020 with Post-Effective Amendment No. 195 and is incorporated by reference.
(d)(5)	Management Agreement between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Equity Strategies Fund and Anchor Risk Managed Municipal Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on August 31, 2016 with Post-Effective Amendment No. 16 and is incorporated by reference.

(d)(5)(a)	Amended Appendix A to Management Agreement between Anchor Capital Management Group, Inc. and the Registrant with respect to the Anchor Risk Managed Global Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 2, 2019 with Post-Effective Amendment No. 124 and is incorporated by reference.
(d)(6)	Management Agreement between FormulaFolio Investments, LLC and the Registrant with respect to the FormulaFolios Hedged Growth ETF and FomulaFolios Tactical Growth ETF, FormulaFolios Smart Growth ETF, and FormulaFolios Tactical Income ETF was previously filed as an exhibit to the Registrant’s Registration Statement on May 13, 2021 with Post-Effective Amendment No. 220 and is incorporated by reference.
(d)(7)	Management Agreement between Inspire Investing, LLC and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on February 10, 2017 with Post-Effective Amendment No. 44 and is incorporated by reference.
(d)(7)(a)	Amended Appendix A to Management Agreement between Inspire Investing, LLCand the Registrant with respect to the Inspire Tactical Balanced ESG ETF was previously filed as an exhibit to the Registrant’s Registration Statement on July 2, 2020 with Post-Effective Amendment No. 173 and is incorporated by reference.
(d)(7)(b)	Amended Appendix A to Management Agreement between Inspire Investing, LLC and the Registrant with respect to the Inspire Faithward Mid Cap Momentum ESG ETF and the Inspire Faithward Large Cap Momentum ESG ETF was previously filed as an exhibit to the Registrant’s Registration Statement on November 24, 2020 with Post-Effective Amendment No. 196 and is incorporated by reference.
(d)(8)	Management Agreement between Main Management ETF Advisors, LLC and the Registrant, with respect to the Main Sector Rotation ETF was previously filed as an exhibit to the Registrant’s Registration Statement on July 7, 2017 with Post-Effective Amendment No. 66 and is incorporated by reference.
(d)(8)(a)	Amended Appendix A to Management Agreement between Main Management ETF Advisors, LLC and the Registrant with respect to Main Thematic Innovation ETF was previously filed as an exhibit to the Registrant’s Registration Statement on February 1, 2021 with Post-Effective Amendment No. 209 and is incorporated by reference.
(d)(8)(b)	Amended Appendix A to Management Agreement between Main Management ETF Advisors, LLC and the Registrant with respect to Main International ETF to be filed by subsequent amendment.
(d)(9)	Management Agreement between Sterling Capital Management LLC and the Registrant, with respect to the Sterling Capital Focus Equity ETF was previously filed as an exhibit to the Registrant’s Registration Statement on August 19, 2020 with Post-Effective Amendment No. 183 and is incorporated by reference.
(d)(9)(a)	Amended Appendix A to Management Agreement between Sterling Capital Management LLC and the Registrant with respect to the Sterling Capital Diverse Multi-Manager Active ETF was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(d)(10)	Sub-Advisory Agreement between Inspire Investing, LLC and SevenOneSeven Capital Management LTD with respect to the Inspire Faithward Mid Cap Momentum ESG ETF and the Inspire Faithward Large Cap Momentum ESG ETF was previously filed as an exhibit to the Registrant’s Registration Statement on November 24, 2020 with Post-Effective Amendment No. 196 and is incorporated by reference.
(d)(11)	Management Agreement between USA Mutuals Advisors, Inc. and the Registrant, with respect to the USA Mutuals Vice Fund and USA Mutuals All Seasons Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 21, 2021 with Post-Effective Amendment No. 208 and is incorporated by reference.

(d)(12)	Management Agreement between Kingsview Wealth Management LLC and the Registrant, with respect to the Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF and Monarch ProCap ETF was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference.
(d)(13)	Sub-Advisory Agreement between Kingsview Wealth Management LLC and Penserra Capital Management LLC with respect to the Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF and Monarch ProCap ETF was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference.
(d)(14)	Sub-Advisory Agreement between Sterling Capital Management LLC and Boston Common Asset Management LLC with respect to Sterling Capital Diverse Multi-Manager Active ETF was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(d)(15)	Sub-Advisory Agreement between Sterling Capital Management LLC and EARNEST Partners, LLC with respect to Sterling Capital Diverse Multi-Manager Active ETF was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference..
(d)(16)	Sub-Advisory Agreement between Sterling Capital Management LLC and GQG Partners LLC with respect to Sterling Capital Diverse Multi-Manager Active ETF was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(d)(17)	Management Agreement between First Manhattan Co. and the Registrant with respect to FMC Excelsior Focus Equity ETF is filed herewith.
(d)(18)	Sub-Advisory Agreement between First Manhattan Co. and Vident Investment Advisory, LLC with respect to FMC Excelsior Focus Equity ETF is filed herewith.
(d)(19)	Management Agreement between R Cubed Global Capital LLC and the Registrant with respect to R3 Global Dividend Growth ETF was previously filed as an exhibit to the Registrant Statement on March 25, 2022 with Post-Effective No. 250 and is incorporated by reference.
(e)	Underwriting Contracts
(e)(1)	Underwriting Agreement with Northern Lights Distributors, LLC, was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(e)(1)(a)	Underwriting Agreement with Northern Lights Distributors, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on March 25, 2019 with Post-Effective Amendment No. 131 and is incorporated by reference.
(e)(2)	Underwriting Agreement with Foreside Fund Services, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on May 20, 2016 with Post-Effective Amendment No. 10 and is incorporated by reference.
(e)(2)(a)	Underwriting Agreement with Foreside Fund Services, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on March 26, 2018 with Post-Effective Amendment No. 95 and is incorporated by reference.
(e)(2)(b)	Underwriting Agreement with Foreside Fund Services, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2021 with Post-Effective Amendment No. 239 and is incorporated by reference.
(e)(3)	ETF Underwriting Agreement with Northern Lights Distributors, LLC, was previously filed as an exhibit to the Registrant’s Registration Statement on January 20, 2017 with Post-Effective Amendment No. 38 and is incorporated by reference.

(e)(4)	ETF Distribution/Underwriting Agreement with Foreside Fund Services, LLC with respect to Inspire Global Hope ESG ETF, Inspire Small/Mid Cap ESG ETF, Inspire Corporate Bond ESG ETF, Inspire 100 ESG ETF, Inspire International ESG ETF Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF was previously filed as an exhibit to the Registrant’s Registration Statement on November 24, 2020 with Post-Effective Amendment No. 196 and is incorporated by reference.
(e)(4)(a)	ETF Distribution/Underwriting Agreement with Foreside Fund Services, LLC with respect to Inspire Global Hope ESG ETF, Inspire Small/Mid Cap ESG ETF, Inspire Corporate Bond ESGETF, Inspire 100 ESG ETF, Inspire International ESG ETF Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2021 with Post-Effective Amendment No. 239 and is incorporated by reference.
(f)	Bonus or Profit Sharing Contracts – None
(g)	Custodial Agreement
(g)(1)	Custody Agreement with MUFG Union Bank, N.A. was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(g)(1)(a)	Assignment of Custody Agreement Novation to Custody Agreement among the Trust, MUFG Union Bank, N.A. and U.S. Bank, N.A. was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference..
(g)(2)	Custody Agreement with The Huntington National Bank was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2015 with Post-Effective Amendment No. 4 and is incorporated by reference.
(g)(3)	Custody Agreement with The Bank of New York Mellon was previously filed as an exhibit to the Registrant’s Registration Statement on October 9, 2020 with Post-Effective Amendment No. 195 and is incorporated by reference.
(g)(4)	Custodian and Transfer Agreement with Brown Brothers Harriman & Co., was previously filed as an exhibit to the Registrant’s Registration Statement on January 20, 2017 with Post-Effective Amendment No. 38 and is incorporated by reference.
(g)(5)	Custody Agreement with Fifth Third Bank was previously filed as an exhibit to the Registrant’s Registration Statement on October 11, 2017 with Post-Effective Amendment No. 73 and is incorporated by reference.
(g)(6)	Custody Agreement with U.S. Bank National Association was previously filed as an exhibit to the Registrant’s Registration Statement on February 1, 2021 with Post-Effective Amendment No. 209 and is incorporated by reference
(g)(7)	Custodian Agreement with Brown Brothers Harriman & Co., was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(h)	Other Material Contracts
(h)(1)	Fund Services Agreement between Gemini Fund Services, LLC Agreement and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Pre-Effective Amendment No. 1 and is incorporated by reference.
(h)(1)(a)	Fund Services Agreement between Ultimus Fund Solutions LLC, was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.

(h)(2)	Expense Limitation Agreement between Main Management Fund Advisors, LLC and the Registrant with respect to the Main BuyWrite Fund was previously filed as an exhibit to the Registrant’s Registration Statement on March 28, 2017 with Post-Effective Amendment No. 52 and is incorporated by reference.
(h)(3)	Expense Limitation Agreement between Anchor Capital Management Group, Inc. and the Registrant with respect to Anchor Risk Managed Credit Strategies Fund previously filed as an exhibit to the Registrant’s Registration Statement on January 11, 2016 with Post-Effective Amendment No. 5 and is incorporated by reference.
(h)(4)	Expense Limitation Agreement between Moerus Capital Management LLC and the Registrant, with respect to the Moerus Worldwide Value Fund was previously filed as an exhibit to the Registrant’s Registration Statement on May 20, 2016 with Post-Effective Amendment No. 10 and is incorporated by reference.
(h)(5)	Expense Limitation Agreement between LGM Capital Management, LLC and the Registrant, with respect to the LGM Risk Managed Total Return Fund was previously filed as an exhibit to the Registrant’s Registration Statement on September 27, 2018 with Post-Effective Amendment No. 112 and is incorporated by reference.
(h)(6)	Expense Limitation Agreement between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Equity Strategies Fund and Anchor Risk Managed Municipal Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on August 31, 2016 with Post-Effective Amendment No. 16 and is incorporated by reference.
(h)(7)	ETF Fund Services Agreement with Gemini Fund Services, LLC and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on October 6, 2016 with Post-Effective Amendment No. 21 and is incorporated by reference.
(h)(7)(a)	ETF Fund Services Agreement between Ultimus Fund Solutions LLC, was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(h)(8)	Amended Expense Limitation between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Credit Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on October 26, 2016 with Post-Effective Amendment No. 22 and is incorporated by reference.
(h)(9)	Amended and Restated Expense Limitation Agreement between FormulaFolio Investments, LLC and the Registrant, with respect to FormulaFolios Hedged Growth ETF, FormulaFolios Smart Growth ETF, FormulaFolios Tactical Growth ETF and FormulaFolios Tactical Income ETF was filed as an exhibit to the Registrant’s Registration Statement on September 25, 2018 with Post-Effective Amendment No. 109 and is incorporated by reference.
(h)(10)	Amended and Restated Expense Limitation Agreement between Inspire Investing, LLC and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on March 27, 2018 with Post-Effective Amendment No. 98 and is incorporated by reference.
(h)(11)	Expense Limitation Agreement between Main Management ETF Advisors, LLC and the Registrant with respect to the Main Sector Rotation ETF was previously filed as an exhibit to the Registrant’s Registration Statement on July 7, 2017 with Post-Effective Amendment No. 66 and is incorporated by reference.

(h)(12)	Amended Expense Limitation between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund and Anchor Risk Managed Municipal Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on December 22, 2017 with Post-Effective Amendment No. 90 and is incorporated by reference.
(h)(13)	Amended Expense Limitation between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Global Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 2, 2019 with Post-Effective Amendment No.124 and is incorporated by reference.
(h)(14)	Amended and Restated Expense Limitation Agreement between Inspire Investing, LLC and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on March 26, 2019 with Post-Effective Amendment No. 135 and is incorporated by reference.
(h)(15)	Amended and Restated Expense Limitation Agreement between Inspire Investing, LLC and the Registrant was previously filed as an exhibit to the Registrant’s Registration Statement on April 21, 2020 with Post-Effective Amendment No. 169 and is incorporated by reference.
(h)(16)	Expense Limitation Agreement between Anchor Capital Management Group, Inc. and the Registrant, with respect to the Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund, and Anchor Risk Managed Global Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on September 4, 2020 with Post-Effective Amendment No. 184 and is incorporated by reference.
(h)(17)	Expense Limitation Agreement between USA Mutuals Advisors, Inc. and the Registrant, with respect to the USA Mutuals Vice Fund and USA Mutuals All Seasons Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 21, 2021 with Post-Effective Amendment No. 208 and is incorporated by reference.
(h)(18)	Amended and Restated Expense Limitation Agreement between Main Management ETF Advisors, LLC and the Registrant, with respect to the Main Thematic Innovation ETF was previously filed as an exhibit to the Registrant’s Registration Statement on February 1, 2021 with Post-Effective Amendment No. 209 and is incorporated by reference.
(h)(19)	Expense Limitation Agreement between Kingsview Wealth Management LLC and the Registrant, with respect to the Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF and Monarch ProCap ETF was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference.
(h)(20)	Amended and Restated Expense Limitation Agreement between Moerus Capital Management LLC and the Registrant, with respect to the Moerus Worldwide Value Fund was previously filed to the Registrant’s Registration Statement on March 24, 2021 with Post-Effective Amendment No. 213 and is incorporated by reference.
(h)(21)	Amended and Restated Expense Limitation Agreement between Inspire Investing, LLC and the Registrant was previously filed to the Registrant’s Registration Statement on March 24, 2021 with Post-Effective Amendment No. 214 and is incorporated by reference.
(h)(22)	Amended and Restated Expense Limitation Agreement between Main Management ETF Advisors, LLC and the Registrant, with respect to the Main International ETF to be filed by subsequent amendment.
(h)(23)	Fund of Funds Investment Agreements between Krane Shares Trust and the Registrant to be filed by subsequent amendment.

(h)(24)	Fund of Funds Investment Agreement between Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco Exchange-Traded Self-Indexed Fund Trust and the Registrant to be filed by subsequent amendment.
(i)	Legal Opinion
(i)(1)	Legal Opinion and Consent of Thompson Hine LLP was previously filed as an exhibit to the Registrant’s Registration Statement on April 18, 2022 with Post-Effective Amendment No. 256 and is incorporated by reference .
(j)	Other Opinions
(j)(1)	Consent of Independent Public Accounting Firm to be filed by subsequent amendment.
(k)	Omitted Financial Statements - None
(l)	Initial Capital Agreements - None
(m)	Rule 12b-1 Plans
(m)(1)	Plan of Distribution Pursuant to Rule 12b-1 for Class A shares was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(m)(1)(a)	Amended Exhibit A to Plan of Distribution Pursuant to Rule 12b-1 for Class A shares was previously filed to the Registrant’s Registraton Statement on March 24, 2021 with Post-Effective Amendment No. 213 and is incorporated by reference.
(m)(2)	Plan of Distribution Pursuant to Rule 12b-1 for Class C Shares was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2015 in Post-Effective Amendment No. 4 and is incorporated by reference.
(m)(2)(a)	Amended Exhibit A to Plan of Distribution Pursuant to Rule 12b-1 for Class C Shares was previously filed to the Registrant’s Registraton Statement on March 24, 2021 with Post-Effective Amendment No. 213 and is incorporated by reference.
(m)(3)	Plan of Distribution Pursuant to Rule 12b-1 for Institutional Class Shares was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(m)(3)(a)	Amended Exhibit A to Plan of Distribution Pursuant to Rule 12b-1 for Institutional Class Shares was previously filed as an exhibit to the Registrant’s Registration Statement on January 2, 2019 with Post-Effective Amendment No. 124 and is incorporated by reference.
(m)(4)	Plan of Distribution Pursuant to Rule 12b-1 for Class N Shares was previously filed as an exhibit to the Registrant’s Registration Statement on May 20, 2016 with Post-Effective Amendment No. 10 and is incorporated by reference.
(m)(5)	Plan of Distribution Pursuant to Rule 12b-1 for Investor Class Shares was previously filed as an exhibit to the Registrant’s Registration Statement on May 20, 2016 with Post-Effective Amendment No. 10 and is incorporated by reference.
(m)(5)(a)	Amended Exhibit A to Plan of Distribution Pursuant to Rule 12b-1 for Investor Class Shares was previously filed to the Registrant’s Registraton Statement on March 24, 2021 with Post-Effective Amendment No. 213 and is incorporated by reference.
(m)(6)	Plan of Distribution Pursuant to Rule 12b-1 for Non-Designated Shares was previously filed as an exhibit to the Registrant’s Registration Statement on August 31, 2016 with Post-Effective Amendment No. 16 and is incorporated by reference.
(m)(7)	ETF Distribution Plan Pursuant to Rule 12b-1 was previously filed as an exhibit to the Registrant’s Registration Statement on July 7, 2017 with Post-Effective Amendment No. 66 and is incorporated by reference.
(m)(7)(a)	Amended Schedule A to ETF Distribution Plan Pursuant to Rule 12b-1 was previously filed as an exhibit to the Registrant Statement on March 25, 2022 with Post-Effective No. 250 and is incorporated by reference .
(n)	Rule 18f-3 Plan

(n)(1)	Rule 18f-3 Plan was previously filed as an exhibit to the Registrant’s Registration Statement on December 21, 2015 with Post-Effective Amendment No. 3 and is incorporated by reference.
(n)(1)(a)	Amended Appendix A to Rule 18f-3 Plan was previously filed as an exhibit to the Registrant’s Registration Statement on March 28, 2017 with Post-Effective Amendment No. 52 and is incorporated by reference.
(n)(1)(b)	Amended Appendix A to Rule 18f-3 Plan to include Anchor Risk Managed Global Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 2, 2019 with Post-Effective Amendment No. 124 and is incorporated by reference.
(n)(1)(c)	Amended Appendix A to Rule 18f-3 Plan to include Advisor Class Shares for Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund and Anchor Risk Managed Global Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on April 29, 2020 with Post-Effective Amendment No. 171 and is incorporated by reference.
(n)(1)(d)	Amended Appendix A to Rule 18f-3 Plan to include Advisor Class Shares for Anchor Risk Managed Credit Strategies Fund was previously filed as an exhibit to the Registrant’s Registration Statement on September 4, 2020 with Post-Effective Amendment No. 184 and is incorporated by reference.
(n)(1)(e)	Amended Appendix A to Rule 18f-3 Plan to include Institutional Class Shares, Investor Class Shares, Class A Shares, and Class C Shares for USA Mutuals Vice Fund and to include Institutional Class Shares and Class Z Shares for USA Mutuals All Seasons Fund was previously filed as an exhibit to the Registrant’s Registration Statement on January 21, 2021 with Post-Effective Amendment No. 208 and is incorporated by reference.
(o)	Reserved
(p)	Code of Ethics
(p)(1)	Code of Ethics for the Trust was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(p)(2)	Code of Ethics for Anchor Capital Management Group, Inc. was previously filed as an exhibit to the Registrant’s Registration Statement on April 29, 2020 with Post-Effective Amendment No. 171 and is incorporated by reference.
(p)(3)	Code of Ethics for Ultimus Group, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on November 29, 2019 with Post-Effective Amendment No. 158 and is incorporated by reference.
(p)(4)	Code of Ethics for Main Management Fund Advisors, LLC and Main Management ETF Advisors, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on September 23, 2020 with Post-Effective Amendment No. 189 and is incorporated by reference.
(p)(5)	Code of Ethics for Moerus Capital Management LLC was previously filed as an exhibit to the Registrant’s Registration Statement on April 29, 2020 with Post-Effective Amendment No. 171 and is incorporated by reference.
(p)(6)	Code of Ethics for LGM Capital Management, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on April 21, 2020 with Post-Effective Amendment No. 169 and is incorporated by reference.
(p)(7)	Code of Ethics for FormulaFolio Investments, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on September 24, 2020 with Post-Effective Amendment No. 190 and is incorporated by reference.

(p)(8)	Code of Ethics for Inspire Investing, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on April 21, 2020 with Post-Effective Amendment No. 169 and is incorporated by reference.
(p)(9)	Code of Ethics for Sterling Capital Management LLC was previously filed as an exhibit to the Registrant’s Registration Statement on August 19, 2020 with Post-Effective Amendment No. 183 and is incorporated by reference.
(p)(10)	Code of Ethics for USA Mutuals Advisors, Inc. was previously filed as an exhibit to the Registrant’s Registration Statement on January 21, 2021 with Post-Effective Amendment No. 208 and is incorporated by reference.
(p)(11)	Code of Ethics for Kingsview Wealth Management LLC was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference.
(p)(12)	Code of Ethics of SevenOneSeven Capital Management LTD was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference
(p)(13)	Code of Ethics of Penserra Capital Management LLC was previously filed to the Registrant’s Registraton Statement on March 12, 2021 with Post-Effective Amendment No. 212 and is incorporated by reference.
(p)(14)	Code of Ethics of Boston Common Asset Management LLC was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(p)(15)	Code of Ethics of EARNEST Partners, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(p)(16)	Code of Ethics of GQG Partners LLC was previously filed as an exhibit to the Registrant’s Registration Statement on December 7, 2021 with Post-Effective Amendment No. 236 and is incorporated by reference.
(p)(17)	Code of Ethics of First Manhattan Co. is filed herewith.
(p)(18)	Code of Ethics of Vident Investment Advisory, LLC was previously filed as an exhibit to the Registrant’s Registration Statement on April 18, 2022 with Post Effective Amendment No. 256 and is incorporated by reference.
(p)(19)	Code of Ethics of R Cubed Global Capital LLC was previously filed as an exhibit to the Registrant’s Registration Statement on March 25, 2022 with Post-Effective Amendment No. 250 and is incorporated by reference.
(q)	Powers of Attorney. Power of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer, was previously filed as an exhibit to the Registrant’s Registration Statement on August 14, 2015 with Post-Effective Amendment No. 1 and is incorporated by reference.
(q)(1)	Power of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer was previously filed as an exhibit to the Registrant’s Registration Statement on April 21, 2020 with Post-Effective Amendment No. 169 and is incorporated by reference.

Item 29. Control Persons – None

Item 30. Indemnification

Generally, certain of the agreements with the Trust, or related to the Trust, provide indemnification of the Trust’s Trustees, officers, the underwriter, and certain Trust affiliates. Insurance carried by the Trust provides indemnification of the Trustees and officers. The details of these sources of indemnification and insurance follow.

Article VIII, Section 2(a) of the Agreement and Declaration of Trust provides that to the fullest extent that limitations on the liability of Trustees and officers are permitted by the Delaware Statutory Trust Act of 2002, the officers and Trustees shall not be responsible or liable in any event for any act or omission of: any agent or employee of the Trust; any investment adviser or principal underwriter of the Trust; or with respect to each Trustee and officer, the act or omission of any other Trustee or officer, respectively. The Trust, out of the Trust Property, is required to indemnify and hold harmless each and every officer and Trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or Trustee’s performance of his or her duties as an officer or Trustee of the Trust. This limitation on liability applies to events occurring at the time a person serves as a Trustee or officer of the Trust whether or not such person is a Trustee or officer at the time of any proceeding in which liability is asserted. Nothing contained in the Agreement and Declaration of Trust indemnifies, holds harmless or protects any officer or Trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Article VIII, Section 2(b) provides that every note, bond, contract, instrument, certificate or undertaking and every other act or document whatsoever issued, executed or done by or on behalf of the Trust, the officers or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in such Person’s capacity as Trustee and/or as officer, and such Trustee or officer, as applicable, shall not be personally liable therefore, except as described in the last sentence of the first paragraph of Section 2 of Article VIII.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the Underwriting Agreement between the Trust and Northern Lights Distributors, LLC (“NLD”), the Trust agrees to indemnify, defend and hold NLD, its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and managers, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Trust’s failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, (iv) the Trust’s failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis, (v) the Trust’s failure to properly register Fund Shares under applicable state laws, or (vi) actions taken by NLD resulting from NLD’s reliance on instructions received from an officer, agent or legal counsel of the Trust.

Pursuant to the Underwriting Agreement, NLD agrees to indemnify, defend and hold the Trust, its several officers and Board members, and any person who controls the Trust within the meaning of Section 15 of the Securities Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which the Trust, its officers or Board members, or any such controlling person, may incur under the Securities Act, the 1940 Act, or under common law or otherwise, but only to the extent that such liability or expense incurred by the Trust , its officers or Board members, or such controlling person results from such claims or demands: (i) arising out of or based upon any sales literature, advertisements, information, statements or representations made by NLD and unauthorized by the Trust or any Disqualifying Conduct in connection with the offering and sale of any Shares, or (ii) arising out of or based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by NLD to the Fund specifically for use in the Trust’s Registration Statement and used in the answers to any of the items of the Registration Statement or in the corresponding statements made in the Prospectus, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by NLD to the Trust and required to be stated in such answers or necessary to make such information not misleading.

The Registrant maintains a mutual fund directors and officers liability policy. The policy, under certain circumstances, such as the inability of the Trust to indemnify Trustees and officers provides coverage to Trustees and officers. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or certain breaches of duty.

Generally, each management agreement or investment advisory agreement provides that neither the adviser nor any director, manager, officer or employee of the adviser performing services for the Trust at the direction or request of the adviser in connection with the adviser's discharge of its obligations hereunder shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with any matter to which this Agreement relates, and the adviser shall not be responsible for any action of the Trustees of the Trust in following or declining to follow any advice or recommendation of the adviser or any sub-adviser retained by the adviser pursuant to Section 9 of this Agreement; PROVIDED, that nothing herein contained shall be construed (i) to protect the adviser against any liability to the Trust or its shareholders to which the adviser would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of the adviser's duties, or by reason of the adviser's reckless disregard of its obligations and duties under this Agreement, or (ii) to protect any director, manager, officer or employee of the adviser who is or was a Trustee or officer of the Trust against any liability of the Trust or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Trust. Additionally, generally, each sub-advisory agreement provides that the subadviser shall indemnify the adviser, the Trust and each Fund, and their respective affiliates and controlling persons for any liability and expenses, including without limitation reasonable attorneys' fees and expenses, which the adviser, the Trust and/or the Fund and their respective affiliates and controlling persons may sustain as a result of the subadviser's willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws. Generally, each sub-advisory agreement provides that adviser shall indemnify the subadviser, its affiliates and its controlling persons, for any liability and expenses, including without limitation reasonable attorneys’ fees and expenses, which may be sustained as a result of the adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

Pursuant to the Distribution Agreement (“Agreement”), the Foreside Fund Services, LLC. has agreed to indemnify, defend, and hold the Registrant, its affiliates, and each of their respective trustees, officers, employees, representatives, and any person who controls or previously controlled the Registrant within the meaning of Section 15 of the 1933 Act, (collectively, the “Registrant Indemnitees”) free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Registrant Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise arising out of or based upon (i) the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in the Agreement; (ii) the Distributor’s failure to comply with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Registrant (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon and in conformity with information furnished to the Registrant by the Underwriter in writing. In no event shall anything contained in the Agreement be so construed as to protect the Registrant against any liability to the Distributor to which the Registrant would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under the Agreement or by reason of its reckless disregard of its obligations under the Agreement.

Item 31. Activities of Investment Advisor.

Certain information pertaining to the business and other connections of each Advisor of each series of the Trust is incorporated herein by reference to the section of the respective Prospectus captioned “Investment Advisor” and to the section of the respective Statement of Additional Information captioned “Investment Advisory and Other Services.” The information required by this Item 26 with respect to each director, officer or partner of each Advisor is incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”). Each Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov, and may be requested by File No. as follows:

Anchor Capital Management Group, Inc., adviser to the Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund, and Anchor Risk Managed Global Strategies Fund – File No. 801-19624.

First Manhattan Co., adviser to FMC Excelsior Focus Equity ETF – File No. 801-12411.

FormuliaFolio Investments, LLC adviser to FormulaFolios Hedged Growth ETF, FormulaFolios Tactical Income ETF, FormulaFolios Smart Growth ETF and FormulaFolios Tactical Growth ETF – File No. 801-72780.

Inspire Investing LLC adviser to Inspire Global Hope ESG ETF, Inspire Small/Mid Cap ESG ETF, Inspire Corporate Bond ESG ETF, Inspire 100 ESG ETF, Inspire International ESG ETF, Inspire Tactical Balanced

ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF – File No. 801-108947.

Kingsview Wealth Management LLC, adviser to Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF and Monarch ProCap ETF – File No. 801-79198.

LGM Capital Management, LLC adviser to the LGM Risk Managed Total Return Fund – File No.801-108408.

Main Management Fund Advisors, LLC, adviser to the Main BuyWrite Fund – File No. 801-106755.

Main Management ETF Advisors, LLC, adviser to the Main Sector Rotation ETF and Main Thematic Innovation ETF – File No. 801-110799.

Moerus Capital Management LLC, adviser to the Moerus Worldwide Value Fund – File No. 801-107225.

R Cubed Global Capital, LLC, adviser to R3 Global Dividend Growth ETF – File No. 801-123488.

Sterling Capital Management LLC, adviser to Sterling Capital Focus Equity ETF and Sterling Capital Diverse Multi-Manager Active ETF – File No. 801-64257.

USA Mutuals Advisors, Inc., adviser to USA Mutuals Vice Fund and USA Mutuals All Seasons Fund – File No. 801-63216.

Item 32. Principal Underwriter.

(a) Northern Lights Distributors, LLC (“NLD”), serves the principal underwriter for the following series of Northern Lights Fund Trust IV registered under the Investment Company Act of 1940, as amended: Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund, Anchor Risk Managed Global Strategies Fund, FormulaFolios Hedged Growth ETF, FormulaFolios Tactical Income ETF, FormulaFolios Smart Growth ETF, FormulaFolios Tactical Growth ETF, LGM Risk Managed Total Return Fund, Main BuyWrite Fund, Main Sector Rotation ETF, Main Thematic Innovation ETF Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF, Monarch ProCap ETF, R3 Global Dividend Growth ETF, Sterling Capital Focus Equity ETF, Sterling Capital Diverse Multi-Manager Active ETF, USA Mutuals Vice Fund and USA Mutuals All Seasons Fund.

NLD also acts as principal underwriter for the following:

Absolute Core Strategy ETF, AdvisorOne Funds, Arrow ETF Trust, DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF, Arrow DWA Country Rotation ETF, Arrow ETF Trust, Ballast Small/Mid Cap ETF, Boyar Value Fund Inc., Copeland Trust, Humankind Benefit Corporation, Miller Investment Trust, Mutual Fund and Variable Insurance Trust, Mutual Fund Series Trust, New Age Alpha Trust, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Variable Trust, PREDEX, Princeton Private Investment Access Fund, The Saratoga Advantage Trust, Tributary Funds, Inc., Two Roads Shared Trust and Uncommon Investment Funds Trust.

Foreside Financial Services, LLC, serves as principal underwriter for the following series of Northern Lights Fund Trust IV registered under the Investment Company Act of 1940, as amended: Inspire

Small/Mid Cap ESG ETF, Inspire Global Hope ESG ETF, Inspire Corporate Bond ESG ETF, Inspire 100 ESG ETF, Inspire International ESG ETF, Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF.

Foreside Fund Services, LLC serve as principal underwriter for the following series of Northern Lights Fund Trust IV registered under the Investment Company Act of 1940, as amended: Moerus Worldwide Value Fund. Foreside Fund Services, LLC, serves as principal underwriter for the following:

1.	ABS Long/Short Strategies Fund

2.	Absolute Shares Trust

3.	Active Weighting Funds ETF Trust

4.	AdvisorShares Trust

5.	AmericaFirst Quantitative Funds

6.	American Century ETF Trust

7.	ARK ETF Trust

8.	Avenue Mutual Funds Trust

9.	BP Capital TwinLine Energy Fund, Series of Professionally Managed Portfolios

10.	BP Capital TwinLine MLP Fund, Series of Professionally Managed Portfolios

11.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust

12.	Bridgeway Funds, Inc.

13.	Brinker Capital Destinations Trust

14.	Calvert Ultra-Short Duration Income NextShares, Series of Calvert Management Series

15.	Center Coast MLP & Infrastructure Fund

16.	Center Coast MLP Focus Fund, Series of Investment Managers Series Trust

17.	Context Capital Funds

18.	CornerCap Group of Funds

19.	Davis Fundamental ETF Trust

20.	Direxion Shares ETF Trust

21.	Eaton Vance NextShares Trust

22.	Eaton Vance NextShares Trust II

23.	EIP Investment Trust

24.	Elkhorn ETF Trust

25.	EntrepreneurShares Series Trust

26.	Evanston Alternative Opportunities Fund

27.	Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)

28.	FEG Absolute Access Fund I LLC

29.	Fiera Capital Series Trust

30.	FlexShares Trust

31.	Forum Funds

32.	Forum Funds II

33.	FQF Trust

34.	Friess Small Cap Growth Fund, Series of Managed Portfolio Series

35.	GraniteShares ETF Trust

36.	Guinness Atkinson Funds

37.	Horizons ETF Trust I (f/k/a Recon Capital Series Trust)

38.	Infinity Core Alternative Fund

39.	Innovator IBD® 50 ETF, Series of Innovator ETFs Trust

40.	Innovator IBD® ETF Leaders ETF, Series of Innovator ETFs Trust

41.	Ironwood Institutional Multi-Strategy Fund LLC

42.	Ironwood Multi-Strategy Fund LLC

43.	John Hancock Exchange-Traded Fund Trust

44.	Manor Investment Funds

45.	Miller/Howard Funds Trust

46.	Miller/Howard High Income Equity Fund

47.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV

48.	MProved Systematic Long-Short Fund, Series Portfolios Trust

49.	MProved Systematic Merger Arbitrage Fund, Series Portfolios Trust

50.	MProved Systematic Multi-Strategy Fund, Series Portfolios Trust

51.	NYSE® Pickens Oil Response™ ETF, Series of ETF Series Solutions

52.	OSI ETF Trust

53.	Palmer Square Opportunistic Income Fund

54.	Partners Group Private Income Opportunities, LLC

55.	PENN Capital Funds Trust

56.	Performance Trust Mutual Funds, Series of Trust for Professional Managers

57.	Pine Grove Alternative Institutional Fund

58.	Plan Investment Fund, Inc.

59.	PMC Funds, Series of Trust for Professional Managers

60.	Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions

61.	Quaker Investment Trust

62.	Ranger Funds Investment Trust

63.	Renaissance Capital Greenwich Funds

64.	RMB Investors Trust (f/k/a Burnham Investors Trust)

65.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust

66.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust

67.	Salient MF Trust

68.	SharesPost 100 Fund

69.	Sound Shore Fund, Inc.

70.	Steben Alternative Investment Funds

71.	Steben Select Multi-Strategy Fund

72.	Strategy Shares

73.	The 504 Fund (f/k/a The Pennant 504 Fund)

74.	The Chartwell Funds

75.	The Community Development Fund

76.	The Relative Value Fund

77.	Third Avenue Trust

78.	Third Avenue Variable Series Trust

79.	TIFF Investment Program

80.	Transamerica ETF Trust

81.	U.S. Global Investors Funds

82.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

83.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II

84.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II

85.	VictoryShares Emerging Market Volatility Wtd ETF, Series of Victory Portfolios II

86.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II

87.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II

88.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

89.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II

90.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

91.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

92.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

93.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II

94.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

95.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II

96.	Vivaldi Opportunities Fund

97.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)

98.	Wintergreen Fund, Inc.

99.	WisdomTree Trust

100.	WST Investment Trust

(b) Northern Lights Distributors, LLC is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of Northern Lights Distributors, LLC is 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474.

To the best of Registrant’s knowledge, the following are the managers and officers of Northern Lights Distributors, LLC:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Kevin Guerette	President	None
Stephen Preston	Treasurer, Chief Compliance Officer, Financial Operations Principal and AML Compliance Officer	None
William J. Strait	Secretary and General Counsel and Board of Managers	None
David James	Board of Managers	None

(c) Not Applicable. No underwriting commissions are paid in connection with the sale of Registrant’s Shares.

Foreside Fund Services, LLC is registered with the U.S. Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

The following are the Officers of the distributor:

Name	Address	Position with Underwriter	Position with the Trust
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Susan K. Moscaritolo	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, Adviser, Sub-Adviser, Principal Underwriter, Transfer Agent, Fund Accountant, Administrator and Custodian at the addresses stated in the SAI.

MUFG Union Bank, National Association, 350 California Street, Suite 1700, San Francisco, California 94104 (“Union”), provides custodian services to the Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund, Anchor Risk Managed Global Strategies Fund and the Main BuyWrite Fund.

The Huntington National Bank located at 7 Easton Oval EA4E62, Columbus, OH 43219, provides custodian services to the LGM Risk Managed Total Return Fund.

The Bank of New York Mellon (“BONY”), located at 240 Greenwich Street, New York, New York 10286, provides custodian services to the Moerus Worldwide Value Fund.

Brown Brothers Harriman & Co. (“BBH”), located at 50 Post Office Square, Boston, MA 02110 provides custodian services to the FormulaFolios Hedged Growth ETF, FormulaFolios Tactical Income ETF, FormulaFolios Smart Growth ETF, FormulaFolios Tactical Growth ETF, Inspire Global Hope ESG ETF, Inspire Small/Mid Cap ESG ETF, Inspire Corporate Bond ESG ETF, Inspire 100 ESG ETF, Inspire International ESG ETF, Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF, Sterling Capital Focus Equity ETF, Sterling Capital Diverse Multi-Manager Active ETF, Monarch Ambassador Income ETF, Monarch Blue Chips Core

ETF, Monarch ProCap ETF, Main Sector Rotation ETF, Main Thematic Innovation ETF, Main BuyWrite Fund and the R3 Global Dividend Growth ETF.

NLD, located at 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474, serves as principal underwriter for Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Municipal Strategies Fund, Anchor Risk Managed Global Strategies Fund, FormulaFolios Hedged Growth ETF, FormulaFolios Tactical Income ETF, FormulaFolios Smart Growth ETF, FormulaFolios Tactical Growth ETF, LGM Risk Managed Total Return Fund, Main BuyWrite Fund, Main Sector Rotation ETF, Main Thematic Innovation ETF Monarch Ambassador Income ETF, Monarch Blue Chips Core ETF, Monarch ProCap ETF, R3 Global Dividend Growth ETF, Sterling Capital Focus Equity ETF, Sterling Capital Diverse Multi-Manager Active ETF, USA Mutuals Vice Fund and USA Mutuals All Seasons Fund. NLD maintains all records required to be maintained pursuant to each Fund’s Distribution Plan and Agreement adopted pursuant to Rule 12b-1 under the 1940 Act.

Foreside Fund Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101, serves as principal underwriter for the Moerus Worldwide Value Fund and maintains all records required to be maintained pursuant to the Fund’s Master Distribution and Shareholder Servicing Plan and Agreements adopted pursuant to Rule 12b-1 under the 1940 Act.

Foreside Financial Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101, serves as principal underwriter for the Inspire Global Hope ESG ETF, Inspire Small/Mid Cap ESG ETF, Inspire Corporate Bond ESG ETF, Inspire 100 ESG ETF, Inspire International ESG ETF, Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF and maintains all records required to be maintained pursuant to the Fund’s Master Distribution and Shareholder Servicing Plan and Agreements adopted pursuant to Rule 12b-1 under the 1940 Act.

Item 34. Management Services. Not Applicable.

Item 35. Undertakings. Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hauppauge, State of New York, on the 25th day of April, 2022.

Northern Lights Fund Trust IV

By:	/s/ Wendy Wang
Wendy Wang, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated on April 25, 2022.

Name	Title
Joseph Breslin*	Trustee
Thomas Sarkany*	Trustee
Charles Ranson*	Trustee
Wendy Wang*	President and Principal Executive Officer
Sam Singh*	Treasurer and Principal Financial Officer

*By:	/s/ Wendy Wang
Wendy Wang
Attorney-in-Fact

EXHIBIT INDEX

Exhibit:	Exhibit No.

Management Agreement between First Manhattan Co. and the Registrant	(d)(17)
Sub-Advisory Agreement between First Manhattan Co. and Vident Investment Advisory, LLC	(d)(18)
Code of Ethics of First Manhattan Co	(p)(17)